UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By:	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: May 15, 2012

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

Vipshop Reports First Quarter 2012 Financial Results

1Q12 Net Revenues Up 250.7% YOY

1Q12 Gross Margin Expanded to 21.2%

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 15

Guangzhou, China, May 14, 2012 – Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced its unaudited financial results for the quarter ended March 31, 2012.

First Quarter 2012 Highlights

•

Net revenues for the first quarter of 2012 increased by 250.7% year-over-year to US$101.3 million, primarily attributable to a 247.2% increase in the number of active customers[1] to 1.0 million and a 276.4% increase in total orders[2] to 3.1 million.

•	Gross margin increased to 21.2% from 17.0% in the prior year period and 20.0% in the fourth quarter of 2011.

•	Net loss was US$8.6 million compared to US$6.7 million in the prior year period. Net loss margin improved to 8.5% from 23.2% in the prior year period and 60.4% in the fourth quarter of 2011.

•

Non-GAAP loss from operations[3] was US$6.6 million compared to US$4.2 million in the prior year period. Non-GAAP operating loss margin improved to 6.5% from 14.6% in the prior year period and 10.6% in the fourth quarter of 2011.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are excited to report our first quarter 2012 financial results that reflect our continued strong growth momentum and increasing operational efficiencies. Despite the first quarter typically being our seasonally weakest quarter, we not only grew our net revenue by 250.7% year-over-year, but also expanded gross margin to 21.2%. We believe these results attest to both the sustainability of our model and our superior operational expertise and execution capabilities. By offering our consumers great savings on popular brands and our brand partners an effective means of monetizing excess inventory, we are confident in our ability to deliver strong returns for our shareholders over the long term.”

[1]	Active customers are defined as any registered member who has purchased products from the Company at least once during the quarter.
[2]	Total orders are defined as the total number of orders placed during the quarter.
[3]	An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial information. Share-based compensation charges for the quarters ended March 31, 2012, March 31, 2011 and December 31, 2011 were US$2.1 million, US$2.5 million and US$52.3 million, respectively.

Mr. Donghao Yang, CFO of Vipshop, commented, “In addition to strong top-line growth, we also remain focused on leveraging our brand, scale and market leadership to further enhance our gross and operating margins. Sequentially, we achieved increased operating leverage, as demonstrated by our continued gross and operating margin improvements. In particular, we continued to decrease fulfillment expenses as a percentage of net revenues to 16.7%. This was primarily due to new capacity ramp-up in our four warehouses and a continued shift to lower-cost local couriers from national couriers for order fulfillment. Overall, we are confident that our dual focus on growth and efficiency will lead to stronger shareholder returns as well as customer and brand partner loyalty.”

First Quarter 2012 Financial Results

NET REVENUES

Net revenues for the first quarter of 2012 increased by 250.7% to US$101.3 million from US$28.9 million in the first quarter of 2011, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the first quarter of 2012 increased by 247.2% to 1.0 million from approximately 300,000 in the prior year period. The number of total orders for the first quarter of 2012 increased by 276.4% to 3.1 million from approximately 800,000 in the prior year period. This increase was primarily due to the Company’s continued efforts to optimize product selection, increase the number of sales events and increase the number of SKUs available on its website. In addition, recent regional warehouse expansion to Shanghai, Chengdu and Beijing also provided the Company with the ability to accommodate such growth.

GROSS PROFIT

Gross profit increased by 335.3% to US$21.4 million from US$4.9 million in the prior year period. This reflects both the significant increase in net revenues as well as continued margin expansion. Gross margin increased to 21.2% from 17.0% in the prior year period and 20.0% in the fourth quarter of 2011. This is attributable to the Company’s increased bargaining power with its suppliers due to the Company’s increased scale.

OPERATING EXPENSES

Total operating expenses increased by 158.7% to US$30.1 million from US$11.6 million in the prior year period. As a percentage of net revenues, total operating expenses decreased to 29.7% from 40.3% in the prior year period and 80.3% in the fourth quarter of 2011.

•

Fulfillment expenses increased by 180.1% to US$16.9 million for the first quarter of 2012 from US$6.0 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of net revenues, fulfillment expenses decreased to 16.7% from 20.9% in the prior year period and 18.6% in the fourth quarter of 2011, which reflects the Company’s ability to attain economies of scale as well as its shift towards using regional delivery services and capacity expansion of regional warehouses.

•

Marketing expenses increased to US$5.9 million from US$1.7 million in the prior year period. As a percentage of net revenues, marketing expenses remained stable at 5.8% compared to 5.7% in the prior year period and was down from 6.4% in the fourth quarter of 2011, demonstrating the Company’s ability to control marketing expenses and leverage word-of-mouth advertising.

•

Technology and content expenses increased to US$2.4 million from US$493,883 in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT system to better support future growth. As a percentage of net revenues, technology and content expenses were 2.4% compared to 1.7% in the prior year period and 2.8% in the fourth quarter of 2011.

•

General and administrative expenses increased to US$5.8 million from US$3.5 million in the prior year period. As a percentage of net revenues, general and administrative expenses decreased to 5.7% from 12.2% in the prior year period and 52.8% in the fourth quarter of 2011, primarily due to decreased share-based compensation charges compared to the prior year period.

Loss from operations3 was US$8.7 million compared to a loss from operations of US$6.7 million in the prior year period reflecting the growing scale of the Company’s operations. Operating loss margin improved to 8.6% from 23.2% in the prior year period and 60.3% in the fourth quarter of 2011.

Non-GAAP loss from operations3, which excludes the impact of share-based compensation expense, was US$6.6 million compared to US$4.2 million in the prior year period. Non-GAAP operating loss margin improved to 6.5% from 14.6% in the prior year period and 10.6% in the fourth quarter of 2011.

NET LOSS

Net loss was US$8.6 million compared to US$6.7 million in the first quarter of 2011. Net loss margin improved to 8.5% from 23.2% in the prior year period and from 60.4% from the fourth quarter of 2011. Net loss per diluted ADS4 was US$0.33 compared to US$2.40 in the prior year period. Net loss attributable to ordinary shareholders was US$8.6 million, compared with US$56.0 million, which included a deemed dividend on issuance of Series A preferred shares of US$49.2 million in the prior year period. The deemed dividend on issuance of Series A preferred shares was a charge related to the beneficial conversion feature, and such Series A preferred shares have been converted into ordinary shares of the Company upon its initial public offerings in March 2012.

[4]	“ADS” is American Depositary Share. Each ADS represents two ordinary shares.

Non-GAAP net loss3, which excludes share-based compensation expenses, was US$6.5 million compared to US$4.2 million in the prior year period. Non-GAAP net loss margin improved to 6.4% from 14.6% in the prior year period and 10.6% from the fourth quarter of 2011. Non-GAAP net loss per diluted ADS was US$0.25 in the first quarter of 2012 compared to US$0.18 in the prior year period.

For the quarter ending March 31, 2012, the Company’s weighted average number of ADSs used in computing diluted loss per ADS was 25,832,358.

As of March 31, 2012, the Company had cash and cash equivalents of US$98.5 million.

Business Outlook

For the second quarter of 2012, the Company expects its net revenues to be between US$120 million and US$125 million, representing a year-over-year growth rate of approximately 196% to 208%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Recent Developments

The Company successfully completed its initial public offering and listing of 11,004,600 ADSs on the New York Stock Exchange on March 23, 2012. The Company raised net proceeds of US$71.5 million from the offering.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. Eastern Time on May 15, 2012 to discuss its financial results and operating performance for the first quarter of 2012.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515

International Toll Free:	+1-855-500-8701

China Domestic:	400-1200654

Hong Kong:	+852-3051-2745

Conference ID:	#78299364

A replay of the call will be available through May 22, 2012 by dialing the following numbers:

United States:	+1-718-354-1232

International Toll Free:	+1-866-214-5335

Conference ID:	#78299364

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vipshop.com

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information except that the consolidated statement of shareholders’ equity (deficit) and comprehensive income (loss), consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses adjusted net income/(loss), adjusted net income/(loss) attributable to ordinary shareholders, adjusted net income/(loss) per share, and adjusted net income/(loss) attributable to ordinary shareholders per diluted ADS, and adjusted operating income/(loss), each of which is a non-GAAP financial measure. Adjusted net income income/(loss) attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. Adjusted operating income/(loss) is income from operations excluding share-based compensation expenses. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income/(loss) together with net income/(loss) to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Operations

(Amounts in US dollars, except for number of shares and ADS and per share and per ADS data)

	Three Months Ended
	March 31, 2011	March 31, 2012	Dec 31, 2011
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	28,872,040	101,262,023	105,205,829

Cost of goods sold	(23,949,749)	(79,837,020)	(84,211,219)

Gross profit	4,922,291	21,425,003	20,994,610

Fulfillment expenses(1)	(6,026,465)	(16,877,142)	(19,592,188)
Marketing expenses	(1,655,106)	(5,873,102)	(6,721,359)
Technology and content expenses	(493,883)	(2,433,157)	(2,981,439)
General and administrative expenses	(3,514,259)	(5,756,147)	(55,510,374)

Other income	56,724	841,428	327,199

Total operating expenses	(11,632,989)	(30,098,120)	(84,478,161)

Loss from operations	(6,710,698)	(8,673,117)	(63,483,551)

Interest expense	—	(186,725)	(287,576)

Interest income	687	165,939	103,772

Exchange gain	—	107,664	142,428

Loss before income taxes	(6,710,011)	(8,586,239)	(63,524,927)

Income tax expenses

Net loss	(6,710,011)	(8,586,239)	(63,524,927)

Deemed dividend on issuance of Series A Preferred Shares	(49,214,977)	—	—

Net loss attributable to ordinary shareholders	(55,924,988)	(8,586,239)	(63,524,927)

[1]

Including shipping and handling expense, which amounted US$3.9 million, US$9.4 million and US$13.0 million in the three month periods ended March 31, 2011, March 31, 2012 and December 31, 2011, respectively.

Weighted average numbers of shares used in calculating net loss per share:

—Basic	46,570,417	51,664,716	46,234,659
—Diluted	46,570,417	51,664,716	46,234,659

Net Loss per share
—Basic	(1.20)	(0.17)	(1.37)
—Diluted	(1.20)	(0.17)	(1.37)

Net Loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(2.40)	(0.33)	(2.75)
—Diluted	(2.40)	(0.33)	(2.75)

	Three Months Ended
	March 31, 2011	March 31, 2012	Dec 31, 2011
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are as follows:
Fulfillment expenses	1,983	60,007	225,047
Marketing expenses	438	27,820	168,497
Technology and content expenses	3,695	162,606	595,149
General and administrative expenses	2,479,704	1,852,786	51,352,722

Total	2,485,820	2,103,219	52,341,415

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2011	As of March 31, 2012
	USD	USD
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,954,778	98,473,344
Restricted deposits	14,214,585	9,022,318
Accounts receivable	4,150,664	1,635,632
Amounts due from related parties	2,101,853	573,197
Other receivables	9,410,481	6,119,672
Inventories	69,742,200	66,242,773
Advance to suppliers	12,626,286	5,503,815
Prepaid expenses	1,077,194	1,032,713

Total current assets	158,278,041	188,603,464

NON-CURRENT ASSETS
Property and equipment, net	9,148,162	8,826,822
Deposits for property, plant and equipment	—	328,877
Other asset, net	9,117	7,908

Total non-current asset	9,157,279	9,163,607

TOTAL ASSETS	167,435,320	197,767,071

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $2,243,711 and $765,672 as of December 31, 2011 and March 31,2012, respectively)	88,020,376	71,043,448
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $15,378,465 and $17,946,093 as of December 31, 2011 and March 31,2012, respectively)	15,381,357	17,946,093
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $11,825,417 and $7,220,370 as of December 31, 2011 and March 31,2012, respectively)	26,666,502	19,162,426
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of $2,992,516 and $2,953,896 as of December 31, 2011 and March 31,2012, respectively)	3,797,508	3,185,648
Deferred income (Entire amounts are liabilities of the VIE without recourse to the Company)	2,569,655	4,010,665
Bank borrowings	12,710,720	7,939,659

Total current liabilities	149,146,118	123,287,939

Total liabilities	149,146,118	123,287,939

EQUITY
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized and 46,234,650 shares issued and outstanding as of December 31, 2011; US$0.0001 par value, 101,138,565 shares issued and outstanding as of March 31, 2012)	4,624	10,114
Series A Preferred Shares (US$0.0001 par value: 20,212,500 shares authorized, issued and outstanding as of December 31, 2011; nil authorized, issued and outstanding as of March 31, 2012)	20,113,898	—
Series B Preferred Shares (US$0.0001 par value: 8,166,667 shares authorized, issued and outstanding as of December 31, 2011; nil authorized, issued and outstanding as of March 31, 2012)	41,147,021	—
Additional paid-in capital	124,341,953	250,365,437
Accumulated losses	(166,553,261)	(175,139,500)
Accumulated other comprehensive loss	(765,033)	(756,919)

Total shareholders’ equity	18,289,202	74,479,132

TOTAL LIABILITIES AND EQUITY	167,435,320	197,767,071

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31, 2011	March 31, 2012	Dec 31, 2011
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(6,710,698)	(8,673,117)	(63,483,551)
Share-based compensation expenses	2,485,820	2,103,219	52,341,415

Adjusted loss from operations	(4,224,878)	(6,569,898)	(11,142,136)

Net loss	(6,710,011)	(8,586,239)	(63,524,927)
Share-based compensation expenses	2,485,820	2,103,219	52,341,415

Adjusted net loss	(4,224,191)	(6,483,020)	(11,183,512)

Net loss attributable to ordinary shareholders	(55,924,988 *)	(8,586,239)	(63,524,927)
Share-based compensation expenses	2,485,820	2,103,219	52,341,415

Adjusted net loss attributable to ordinary shareholders	(53,439,168)	(6,483,020)	(11,183,512)

Weighted average numbers of shares used in calculating net loss per share:
—Basic	46,570,417	51,664,716	46,234,659
—Diluted	46,570,417	51,664,716	46,234,659

Adjusted net loss per share
—Basic	(1.15)	(0.13)	(0.24)
—Diluted	(1.15)	(0.13)	(0.24)

Adjusted net loss attributable to ordinary shareholders per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(2.29)	(0.25)	(0.48)
—Diluted	(2.29)	(0.25)	(0.48)

*	Including deemed dividends on issuance of Series A Preferred Shares, which have all been converted into ordinary shares upon the Company’s initial public offering in March 2012.